

April 27, 2026

Jose Daes
Chief Executive Officer
Tecnoglass Inc.
3550 NW 49th Street,
Miami, Florida 33142

> **Re: Tecnoglass Inc.**
> **Registration Statement on Form S-4**
> **Filed April 21, 2026**
> **File No. 333-295217**

Dear Jose Daes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey M. Gallant